Filed by Coca-Cola Hellenic Bottling Company S.A.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934
Subject Company:
Coca-Cola Hellenic Bottling Company S.A.
Registration Statement File No. 333-184685

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

TERMINATION OF SHAREHOLDERS’ & RELATIONSHIP AGREEMENTS,

NON RENEWAL OF TENDER COMMITMENTS AND EXTENSION OF FINANCING ARRANGEMENTS

Q&A

1)             Q: Why will the shareholders’ agreement terminate upon settlement of the exchange offer?

The shareholders’ agreement was originally entered into in 1999 in relation to the acquisition of Coca-Cola Beverages plc by HBC.  The shareholders’ agreement has had limited practical impact. We believe that the termination of the shareholders’ agreement will enhance our corporate governance framework as we are preparing to enter the premium segment of the LSE. In addition, both Kar-Tess Holding and TCCC have reaffirmed their support for the transaction and the CCHBC Group going forward.  As previously announced, TCCC has agreed to extend the CCH Group’s bottlers’ agreements until 2023.

2)             Q. Why wasn’t this announcement made in October at the launch of the transaction when you were informed of the intention of Kar-Tess Holding and TCCC to enter into a shareholders’ agreement in Coca-Cola HBC on substantially the same terms as their shareholders’ agreement with Coca-Cola Hellenic?

Since the announcement of the transaction, the shareholders have carefully considered the principles of good corporate governance reflected in the UK Corporate Governance Code and the consultation paper CP 12/25 published on 2 October 2012 by the UK Financial Services Authority in relation to premium listed issuers with a “controlling shareholder”. They have decided to terminate the shareholders’ agreement upon settlement of the voluntary exchange offer taking into account these principles. We believe that this will enhance CCHBC’s corporate governance framework.

3)             Q: Does the termination imply a rift between the two shareholders?

No, it does not. Both shareholders have confirmed that they remain committed to our business and support our corporate strategy, including the proposed transaction, as evidenced among other things by the agreement to extend CCH’s bottlers’ agreements until 2023. The shareholders’ agreement has had limited practical impact. We believe that the termination of the shareholders’ agreement will enhance our corporate governance framework, as we are preparing to enter the premium segment of the LSE.

4)             Q. Was the termination related to corporate governance changes in the UK, in particular the proposed introduction of CP 12/25?

We understand that our major shareholders did take into consideration the corporate governance framework in the UK, including the proposed introduction of CP 12/25, when reaching their decision to terminate the shareholders’ agreement.

5)             Q. What were the main terms of the shareholders’ agreement and the relationship agreement?

The terms have been publicly disclosed in detail during the term of these agreements (see CCH’s annual reports on Form 20-F available on CCH’s website). In summary:

Under the shareholders’ agreement, Kar-Tess Holding and TCCC had agreed to act jointly in order to appoint on the CCH board four directors designated by Kar-Tess Holding, two directors designated by TCCC and the remaining directors as jointly designated by both of them. Kar-Tess Holding and TCCC had agreed to vote together against proposals regarding specific matters either of them objected to (such as increase or decrease of issued share capital, merger, liquidation or dissolution) at meetings of the board of directors and general meetings of the shareholders. Finally, the parties had committed not to reduce their joint holding in CCH below 44% and their individual holdings below 22% prior to January 2014 and below 40% and 20%, respectively, between January 2014 and December 2018.

Under the relationship agreement, Kar-Tess Holding, TCCC and CCH had committed to maintain at least two independent directors on the board. They had also agreed to certain rules for the discussion and approval of related party transactions between CCH and either TCCC or Kar-Tess Holding.

6)             Q: What does it mean in practical terms? Will there be any change in the BoD representation of the two major shareholders?

There will be no immediate changes to the current composition of the CCHBC board. Going forward the board will be subject to re-election on an annual basis. All directors will be nominated by the CCHBC nominations committee, the majority of which will be comprised of independent directors. There will no longer be any arrangement between Kar-Tess Holding and TCCC to vote together for the appointment of any directors to the board. There will also be no limitation or any other arrangement with respect to how Kar-Tess Holding and TCCC may vote at the board of directors or the general meeting of shareholders.

7)             Q: Does the termination suggest that one of the two shareholders intends to reduce its stake?

We have had no indication that either of the two shareholders intends to reduce its shareholding in CCH.

8)             Q: Does TCCC still support the proposed transaction?

•                  TCCC views CCH as a strategic partner and is fully supportive of the announced transaction.

•                  TCCC has reaffirmed their support for the transaction and for the continuation of the CCHBC business going forward.

•                  TCCC has agreed to extend CCH’s bottlers’ agreements through 2023 on substantially similar terms as those in the existing agreements.

9)             Q: What is the current stake of Kar-Tess Holding and TCCC in CCH?

Kar-Tess Holding currently holds approximately 23.3% and TCCC holds approximately 23.2% in CCH.

10)      Q: Why do you believe that the major shareholders needed a shareholders’ agreement back in 1999 following the acquisition of Coca-Cola Beverages plc by HBC?

The shareholders’ agreement was signed after the acquisition back in 1999 before the relationship and the dynamics between the two shareholders were tested.  Since then, the agreement has had limited practical impact.

11)      Q: The shareholders’ agreement was signed in 1999 but it was renewed ever since on a regular basis. Why bother do so if as you claim it had limited practical impact on the management of your business?

The shareholders’ agreement was renewed only once. In light of the transaction, the UK Corporate Governance recommendations applicable to companies listed on the premium segment of the LSE and the limited practical impact the agreement have had during its term, we understand that our major shareholders felt that there was no need to renew the shareholders’ agreement at the CCHBC level.

12)     Q: You mention that the termination of the shareholders’ agreement will align the company with the UK corporate governance standards. Was this a prerequisite for your admission to the premium segment of LSE by the UKLA? What are the specific corporate governance standards that you need to align with?

The termination of the shareholders’ agreement is a development that our major shareholders considered will work for the best long-term interests of the company. We already have very robust corporate governance standards as a result of our existing listings, which include our NYSE and standard LSE listings in addition to our ATHEX listing, and we are committed to adhere to the recommendations of the U.K Corporate Governance Code as in force. To this end and as already announced, we expect to appoint an additional independent non-executive director to our board and establish a nominations committee comprised of a majority of independent directors.

13)      Q: Why was there a need for tender commitments when the transaction was launched in October 2012 and why there is no need for them to be renewed at expiration?

We have already received expressions of support for the transaction from shareholders holding approximately 60% of the share capital of CCH. In light of this CCHBC does not intend to ask those shareholders to extend the formal tender commitments that were provided before the launch of the transaction.

14)      Q: Do you believe that there might be a risk that without these tender commitments your major shareholders may decide not to tender?

Our major shareholders have confirmed their support for the transaction so we do not believe there is a risk that they do not tender their shares.

15)      Q: Could the lack of the tender commitments increase the likelihood that the transaction is unsuccessful and therefore cause a credit rating downgrade from the credit rating agencies?

We believe that the transaction will be successful and our major shareholders and other CCH shareholders have reaffirmed their support to the transaction.  As a result, we do not see any grounds for the credit agencies to revise their rating on that basis.

16)      Q: In your eurobond programme you have an event of default provision with a minimum threshold for TCCC ownership at 20%. Do you think that the termination of the shareholders’ agreement will increase the risk that this provision may be triggered?

TCCC has agreed to extend the CCH bottlers’ agreements until 2023 and has expressed its support to the transaction and CCHBC Group’s business going forward. CCH and CCHBC have received no indication from TCCC that it intends to sell its stake.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed. The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom and Austria. The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom, Austria or the United States or to custodians, nominees or trustees of such persons may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of each person wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic, the United Kingdom or Austria (or any documents relating to the U.S. exchange offer other than in the United States or to holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic (“Coca-Cola Hellenic ADSs”)) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of Coca-Cola Hellenic ADSs, wherever located. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

European Economic Area

In member states of the European Economic Area (“EEA”) other than Greece, the United Kingdom and Austria (from the time the Prospectus has been approved by the United Kingdom Listing Authority and published in accordance with the Prospectus Directive (2003/71/EC, as amended), as implemented in the United Kingdom; and in the case of Greece and Austria, passported), this document and any offer if made subsequently is directed only at persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC, as amended) (“Qualified Investors”). Any person in the EEA who acquires securities in the exchange offer (an “investor”) or to whom the exchange offer is made will be deemed to have represented and agreed that it is a Qualified Investor. Any investor will also be deemed to have represented and agreed that any securities acquired by it in the exchange offer have not been acquired on behalf of persons in the EEA other than Qualified Investors, nor have the securities been acquired with a view to their offer or resale in the EEA to persons where this would result in a requirement for publication by Coca-Cola HBC AG of a prospectus pursuant to Article 3 of the Prospectus Directive. Coca-Cola HBC AG and its affiliates and others will rely upon the truth and accuracy of the foregoing representations and agreements.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change. The dates of the exchange offer and the Admission may change. There is no guarantee that the exchange offer and the Admission will occur and you should not base your financial decisions on Coca-Cola HBC AG’s intentions at this stage in relation to the exchange offer and the Admission.

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding expected take-up of the exchange offer; plans for Coca-Cola Hellenic and for Coca-Cola HBC AG following completion of the exchange offer; planned times and places of listings of the ordinary shares and American depositary shares of Coca-Cola HBC AG; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic’s future financial position and results; Coca-Cola Hellenic’s outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic’s recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic’s business and financial condition; Coca-Cola Hellenic’s future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola HBC AG or Coca-Cola Hellenic is required by law or the rules of the UK Financial Services Authority to update these forward-looking statements, neither Coca-Cola HBC AG and Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.